Exhibit 99.1

Almonty Announces Application to List on Nasdaq Capital Market Concurrent with Launch of U.S. Public Offering

TORONTO – July 7, 2025 – Almonty Industries Inc. (“Almonty” or the “Company”) (TSX: AII) (ASX: AII) (OTCQX: ALMTF) (Frankfurt: ALI), a leading global producer of tungsten concentrate, is pleased to announce that it has filed a registration statement on Form F-10 (the “Registration Statement”), including a preliminary short form base PREP prospectus prepared in accordance with National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-103 – Post-Receipt Pricing (the “Preliminary Prospectus”), with the Ontario Securities Commission (the “OSC”), the review jurisdiction in Canada, and the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Canada/United States Multi-Jurisdictional Disclosure System in connection with a proposed underwritten public offering (the “Offering”) of Almonty’s common shares (“Common Shares”) in the United States.

The Company intends to use the net proceeds of the Offering primarily to fund the development of its projected tungsten oxide facility and for working capital and other general corporate purposes.

Lewis Black, Chief Executive Officer of Almonty, said: “We are pleased to announce our application to list on the Nasdaq concurrent with a U.S. public offering, helping us to secure our position as a leading supplier of tungsten to the U.S. and its allies. As global geopolitical tensions continue to rise, we believe the demand and pricing outlook for tungsten could remain robust for some time. I look forward to continued operational execution in the months ahead as we strive to create sustainable, long-term value for my fellow shareholders.”

The Common Shares are currently, and following the Offering will continue to be, listed on the Toronto Stock Exchange (the “TSX”) and the Australian Securities Exchange (the “ASX”) under the symbol “All”, and are, and will continue to be, traded on the Frankfurt Stock Exchange, and an application has been made to list the Common Shares on the Nasdaq Capital Market (the “Nasdaq”) under the ticker “ALM”. Upon and subject to receipt of all requisite approvals and the commencement of trading of the Common Shares on the NASDAQ, trading of the Common Shares on the OTCQX will cease. Trading of the Common Shares is expected to commence on the Nasdaq following the pricing of the Offering. The expected gross proceeds from the Offering are set out in the Registration Statement, but the number of Common Shares to be offered and the price range for the Offering have not yet been determined. The Offering is expected to be priced in the context of the market, with the final terms of the Offering to be determined at the time of pricing.

Oppenheimer & Co. and Cantor are acting as Joint Bookrunners for the Offering. D.A. Davidson & Co. is acting as Lead Manager for the Offering and Scotiabank is acting as Co-Manager for the Offering.

The Registration Statement relating to the Offering has been filed with the SEC but has not yet become effective. The Common Shares may not be sold, nor may offers to buy be accepted, prior to the time the Registration Statement becomes effective. The Registration Statement contains important information relating to the Common Shares and remains subject to completion or amendment. The Registration Statement can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Prospective investors located outside of Canada may request copies of the Registration Statement from the Company by telephone at +1 (647) 438-9766 or by email at info@almonty.com, or from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, NY 10004, or by telephone at (212) 667-8563, or by email at EquityProspectus@opco.com; Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com; D.A. Davidson & Co., 757 Third Avenue, Suite 1902, New York, New York 10017, or by email at prospectusrequest@dadco.com; or Scotia Capital (USA) Inc., 250 Vesey Street, 24th Floor, New York, NY 10281, Attention: Equity Capital Markets, or by telephone at (212) 255-6854, or by email at us.ecm@scotiabank.com, or Scotiabank in Canada, 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, Attention: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at (416) 863-7704. Prospective investors should read the Registration Statement and the other documents the Company has filed before making an investment decision.

No regulatory authority has either approved or disapproved the contents of this news release. This news release does not constitute an offer to sell or the solicitation of an offer to buy Common Shares, nor shall there be any sale of Common Shares in any state, province, territory or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province, territory or jurisdiction. The Offering will be made in the United States only by means of the Registration Statement. Any offering of the Common Shares in other jurisdictions will be made on a private placement basis in accordance with applicable laws. Any offers, solicitations or offers to buy, or any sales of Common Shares will be made in accordance with the requirements of the Securities Act of 1933, as amended, and otherwise in accordance with applicable securities laws in any other jurisdiction The Offering is subject to market conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The closing of the Offering will be subject to customary closing conditions.

About Almonty

Almonty is a diversified and experienced global producer of tungsten concentrate in conflict-free regions. The Company is currently mining, processing and shipping tungsten concentrate from its Panasqueira Mine in Portugal. Its Sangdong Mine in Gangwon Province, South Korea is currently under construction. The Sangdong Mine was historically one of the largest tungsten mines in the world and one of the few long-life, high-grade tungsten deposits outside of China, Almonty also has a significant molybdenum resource on a separate property adjacent to the tungsten orebody at the Sangdong Mine. Additional development projects include the Valtreixal Project in northwestern Spain and Los Santos Mine in western Spain. Further information about Almonty’s activities may be found at www.almonty.com and under Almonty’s profile at www.sedarplus.ca and www.asx.com.au.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALMTF@mzgroup.us

www.mzgroup.us

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the Offering and the anticipated timing thereof, the pricing of the Common Shares to be issued in the Offering, the approval for and timing of any listing of the Common Shares on the Nasdaq, the use of proceeds, the continued listing of the Common Shares on the TSX and the ASX and trading on the Frankfurt Stock Exchange, the demand and pricing outlook for tungsten, the Company’s position as a leading supplier of tungsten to the U.S. and its allies, and the creation of sustainable, long-term shareholder value.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the absence of market conditions that could adversely impact the Offering or the intended listing of the Common Shares on the Nasdaq; the satisfaction of all listing requirements of the Nasdaq and continued listing requirements of the TSX and ASX; the achievement of any closing conditions to the Offering; and the absence of material adverse changes in the Company’s industry or the global economy including interest rates, inflationary pressures, supply chain disruptions, and commodity market volatility.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks and uncertainties identified in the Preliminary Prospectus; risks relating to the Offering not being completed in a timely manner or at all, including due to unfavourable market or other conditions or factors; risks related to the receipt (or failure to receive) the regulatory approvals required in connection with the Offering and the timing of receipt of such approvals; the possibility that the other approvals for or conditions to the Offering will not be received or satisfied on a timely basis or at all; changes in the anticipated timing for closing the Offering; business disruption during the pendency of or following the Offering; diversion of management time on Offering-related issues; the ability to retain members of Almonty’s management team; the impact of the Offering on relationships with customers, suppliers, employees and other business counterparties; risks related to the reaction of customers, shareholders and members of the public to the Offering; and other events that could adversely impact the completion of the Offering, including industry or economic conditions outside of Almonty’s control. In particular, Almonty can offer no assurances that the Offering will occur at all, or that any such transaction or transactions will occur on the timelines, in the manner or on the terms anticipated by Almonty. Any of these risks could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Readers should consider reviewing the detailed risk discussion in the Company’s Registration Statement, the most recent Annual Information Form and the amended Management Discussion and Analysis for the three months ended March 31, 2025 filed on SEDAR+, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD- LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.